UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )


                               BOFI HOLDING, INC.


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   05566U 10 8
                                 (CUSIP Number)


                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 05566U 10 8

--------------------------------------------------------------------------------
1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      1. The Chipman First Family Limited Partnership
      2. Evelyn Chipman
      3. Michael A. Chipman

Note: All securities are held directly by The Chipman First Family Limited Partnership. Chipent, LLC is the general partners of the holder, and Michael and Evelyn Chipman are sole managers and members of Chipent, LLC. The sole limited partner of the holder is M&E Chipman Living Trust 9/28/95, of which Michael and Evelyn Chipman are the sole trustees and the settlors.
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization

      USA for both Michael and Evelyn Chipman.
--------------------------------------------------------------------------------
Number           5)    Sole Voting Power
of Shares
Beneficially           823,500 - The Chipman First Family Limited Partnership
Owned by         ---------------------------------------------------------------
Each             6)    Shared Voting Power
Reporting
Person
With             ---------------------------------------------------------------
                 7)    Sole Dispositive Power

                       823,500 - The Chipman First Family Limited Partnership
                 ---------------------------------------------------------------
                 8)    Shared Dispositive Power


--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      823,500 owned by The Chipman First Family Limited Partnership
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Item 9

      9.82%
--------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER - BOFI HOLDING, INC.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE -

      12777 High Bluff Drive #100, San Diego, CA 92130

ITEM 2.

(A)   NAME OF PERSONS FILING - The Chipman First Family Partnership

      Evelyn Chipman
      Michael A. Chipman

      Note: All securities are held directly by The Chipman First Family Limited Partnership. Chipent, LLC is the general partners of the holder, and Michael and Evelyn Chipman are sole managers and members of Chipent, LLC. The sole limited partner of the holder is M&E Chipman Living Trust 9/28/95, of which Michael and Evelyn Chipman are the sole trustees and the settlors.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE -

      P.O. Box 7216, Incline Village, NV 89452

(C)   CITIZENSHIP - USA for both Michael and Evelyn Chipman.

(D)   TITLE OF CLASS OF SECURITIES - Common Stock

(E)   CUSIP NUMBER - 05566U 10 8

ITEM 3.

      If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_| An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |X| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 823,500 - The Chipman First Family Limited Partnership

            Evelyn Chipman
            Michael A. Chipman

            Note: All securities are held directly by The Chipman First Family Limited Partnership. Chipent, LLC is the general partners of the holder, and Michael and Evelyn Chipman are sole managers and members of Chipent, LLC. The sole limited partner of the holder is M&E Chipman Living Trust 9/28/95, of which Michael and Evelyn Chipman are the sole trustees and the settlors.

      (b)   Percent of class:

      (c)   Number of shares as to which the person has: 823,500

            (i)   Sole power to vote or to direct the vote: 823,500

            (ii)  Shared power to vote or to direct the vote:

            (iii) Sole power to dispose or to direct the disposition of: 823,500

            (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            NA

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Chipman First Family Limited Partnership
            Evelyn Chipman
            Michael A. Chipman

            Note: All securities are held directly by The Chipman First Family Limited Partnership. Chipent, LLC is the general partners of the holder, and Michael and Evelyn Chipman are sole managers and members of Chipent, LLC. The sole limited partner of the holder is M&E Chipman Living Trust 9/28/95, of which Michael and Evelyn Chipman are the sole trustees and the settlors.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            NA

ITEM  10.   CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: March 1, 2006


                                    By: /s/ Gary Lewis Evans
                                        ----------------------------
                                        Name:  Gary Lewis Evans
                                        Title: President & CEO